EMPLOYMENT AGREEMENT

MCMS, INC.
16399 FRANKLIN ROAD
NAMPA, IDAHO 83687

December 3, 1999

Richard Rowe
13625 Ronnie Way
Saratoga, California 95070

This letter agreement sets forth the terms of your ("Executive") employment with MCMS, Inc. (the "Company") as follows:

1. Employment. The Company shall employ Executive, and Executive hereby accepts employment as an at-will employee with the Company to serve as the Chief Executive Officer, upon the terms and conditions as set forth in this letter agreement for the period beginning as of November 8, 1999 (the "Commencement Date"). The duration of Executive's employment with the Company shall be referred to as the "Employment Period".

2. Position and Duties.

(a) During the Employment Period, Executive shall serve as the Chief Executive Officer of the Company and shall have the normal duties, responsibilities and authority of the Chief Executive Officer, subject to the power of the Board of Directors of the Company (the "Board") to expand or limit such duties, responsibilities and authority within the confines of the ordinary duties, responsibilities and authority of a Chief Executive Officer and to override actions of the Chief Executive Officer.

(b) Executive shall report to the Board, and Executive shall devote his best efforts and his full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company and its subsidiaries. Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner. The foregoing shall not preclude Executive from devoting reasonable time to the supervision of his personal investments, civic and charitable affairs and serving on a maximum of two boards other than the Company's or any of its subsidiaries' board of directors; provided, that such activities do not interfere with reasonable performance of his duties hereunder.

(c) With respect to all regular elections of directors during the Employment Period, the Company shall nominate, and use its best efforts to elect, Executive to serve as a member of the Board. Upon the termination of the Employment Period for any reason, Executive shall resign as a director of the Company

3. Base Salary and Benefits.

(a) Base Salary. During the Employment Period, Executive's base salary shall be in an amount set by the Board or a Committee of the Board (the "Compensation Committee"), but under no circumstances will be less than $275,000 per annum (the "Base Salary"), which salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to customary withholding.

(b) Bonus. After each fiscal year during the Employment Period, Executive shall be eligible to receive a cash bonus to be determined by the Board or the Compensation Committee based upon the attainment by the Company of the applicable performance targets for such fiscal year (the "Bonus") equal to up to the Executive's Base Salary during such fiscal year. The performance targets for each fiscal year during the Employment Period shall be established by the Board or the Compensation Committee no later than by the end of the first quarter of such fiscal year. The Bonus for any fiscal year shall be payable no later than 90 days after the Board has received and approved the Company's audited financial statements for such fiscal year which shall be done with reasonable promptness by the Board.

(c) Benefits. During the Employment Period, Executive shall be entitled to participate in all of the Company's employee benefit programs for which senior executive employees of the Company and its subsidiaries are generally eligible (collectively the "Benefits"), including the Company's Senior Management Bonus Plan and the 1998 Stock Option Plan, with any awards under such Plans to be set by the Board or the Compensation Committee.

(d) Expenses. The Company shall reimburse Executive for all reasonable expenses incurred by him in the course of performing his duties under this letter agreement which are consistent with the Company's policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company's requirements with respect to reporting and documentation of such expenses.

4. Employment Termination.

(a) If the Employment Period is terminated by the Company without Cause or if the Company Constructively Terminates Executive, Executive shall be entitled to receive (i) all Base Salary through the date of termination and any accrued and unpaid Bonus for any fiscal year which ended prior to the date of termination, (ii) a portion of the Bonus (the "Pro-Rata Bonus") that would accrue at the end of the fiscal year in which such termination occurs, determined pro rata based upon Executive's duration of employment during such fiscal year and the Company's actual performance and applicable performance targets during the period beginning on the first day of such fiscal year and ending on the date of such termination provided that the Company shall not be required to pay Executive the Pro-Rata Bonus if at the time of Executive's termination the Company is not meeting objective performance targets set forth in the Company's business plan which is in effect at the time of termination, (iii) a severance payment equal to one year of his Base Salary, which severance payment shall be payable not in a lump sum but in regular installments in accordance with the Company's general payroll practices, and (iv) health and welfare benefits in accordance with the Company's policy applicable to similarly situated employees for a period of one year, subject, in the case of clauses (i), (ii) and (iii), to withholding and other appropriate deductions. Executive shall not be required to mitigate Executive's damages by seeking other employment or otherwise. The Company's obligations under this letter agreement shall not be reduced in any way by reason of any compensation or benefits received (or foregone) by Executive from sources other than the Company after the termination of the Employment period or any amounts that might have received by the Executive in other employment had Executive sought such other employment. Executive's entitlement to benefits and coverage under this letter agreement shall continue after, and shall not be effected by, Executive's obtaining other employment after the termination of the Employment Period, provided that such benefit or coverage shall not be furnished if Executive expressly waives the specific benefit or coverage by giving written notice of waiver to the Company.

(b) If the Employment Period is terminated by reason of the death or long-term disability (as determined by an independent third party medical authority) of the Executive, Executive shall be entitled to receive all Base Salary through the date of termination and any accrued and unpaid Bonus for any fiscal year which ended prior to the date of termination and prorated bonus earned through the date of termination (determined in the manner set forth in Section 4(a)(ii) above), subject to withholding and other appropriate deductions.

(c) If the Employment Period is terminated by the Company for Cause or for any reason not covered by paragraph 4(a) or 4(b) above, including due to Executive's voluntary resignation other than by Constructive Termination, Executive shall be entitled to receive his Base Salary only through the date of termination; provided, that if the Employment Period is terminated by the Company 90 days prior to or within twelve (12) months following the consummation of a Sale of the Company (as defined below) without Cause, Executive shall be entitled to receive a severance payment equal to eighteen (18) months of his Base Salary, which severance payment shall be payable not in a lump sum but in regular installments in accordance with the Company's general payroll practices, subject to withholding and other appropriate deductions.

(d) Except as expressly provided in paragraphs 4(a), 4(b), 4(c) and 4(d) above or as required by law, upon the date Executive ceases to be employed by the Company, all of the Executive’s rights to Base Salary, Bonus and Benefits hereunder (if any) shall cease and no other severance compensation shall be payable by the Company or its subsidiaries to Executive.

(e) For purposes of this letter, "Cause" shall mean (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries, or any of their customers or suppliers, (ii) conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute, (iii) substantial and repeated failure to perform duties as reasonably directed by the Board, provided that demonstratable harm for such failure has continued for more than 15 days after the Company has given written notice to Executive of such failure and of the Company's intention to terminate Executive's employment because of such failure, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsidiaries, (v) breach by Executive of this obligation under paragraphs 5, 6 or 7 or (vi) any other material breach of this letter agreement which is not cured within 15 days after written notice thereof to Executive.

(f) For purposes of this letter agreement, "Constructive Termination" shall mean, without Executive's express written consent, (i) the Company materially reduces the nature, scope, level or extent of Executive's responsibilities from the nature, scope, level or extent of such responsibilities as of the effectiveness of this Agreement, or fails to provide Executive with adequate office facilities and support services to perform such responsibilities, or (ii) the Company requires Executive, as a condition to Executive's continued employment, that Executive be permanently assigned to perform duties at an office of the Company located more than 50 miles outside of the San Francisco Bay and/or Boise, Idaho Standard Metropolitan Statistical Areas (which includes Nampa, Idaho);

(g) For purposes of this letter agreement, "Sale of the Company" shall mean the sale of the Company to any third party pursuant to which such party acquires (i) capital stock of the Company possessing the voting power under normal circumstances necessary to elect a majority of the Board (whether by merger, consolidation, sale or transfer of the Company’s capital stock) or (ii) all or substantially all of the Company’s assets (as determined on a consolidated basis).

5. Confidential Information. Executive acknowledges that the information, observations and data obtained by him while employed by the Company and its subsidiaries concerning the business or affairs of the Company or any of its subsidiaries ("Confidential Information") are the property of the Company or such subsidiary. Therefore, Executive agrees that he shall not disclose to any unauthorized person or use for his own purposes any Confidential Information without the prior written consent of the Board, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of the Executive’s acts or omissions or were known to the Executive previous to employment with the Company. Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of the Company or any subsidiary which he may then possess or have under his control.

6. Inventions and Patents. Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which related to the Company’s or any of its subsidiaries’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company and its subsidiaries ("Work Product") belong to the Company or such subsidiary. The Executive will promptly disclose such Work Product to the Company and perform all actions requested by the Company (whether during or after employment) to establish and confirm such ownership (including, without limitation, assignments, consents, power of attorney and other instruments).

7. Non-Compete, Non-Solicitation.

(a) In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the course of his employment with the Company he shall become familiar with the Company’s trade secrets and with other Confidential Information concerning the Company and its subsidiaries and that his

services shall be of special, unique and extraordinary value to the Company and its subsidiaries. Therefore, Executive agrees that, during the Employment Period and for twelve (12) months thereafter (the "Noncompete Period"), he shall not directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with the business of the Company or any of its subsidiaries, as such businesses exist or are in process at any time during the period beginning on the date hereof and ending on the date of the termination of Executive's employment, within any geographical area in which the Company or its subsidiaries engage in such businesses. The foregoing shall not prohibit Executive from owning directly or indirectly capital stock or similar securities that are listed on a securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System which do not represent more than two percent (2%) of the outstanding capital stock of any business competing with the business of the Company.

(b) During the Noncompete Period, Executive shall not directly or indirectly through another entity (i) induce or attempt to induce any employee of the Company or of any of its subsidiaries to leave the employ of the Company or any such subsidiary, or in any way interfere with the relationship between the Company or any of its subsidiaries and any employee thereof, (ii) hire any person who was an employee of the Company or any of its subsidiaries during the Employment Period, (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of the Company or any of its subsidiaries to cease doing business with the Company or any such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any such subsidiary.

(c) In the event of the breach or threatened breach by Executive of any of the provisions of this paragraph 7, the Company shall be entitled to withhold any of the amounts agreed to be paid to the Executive hereunder and the Company shall also be entitled to terminate his employment status hereunder and the provision of any benefits and compensation conditioned upon such status. In addition and supplementary to other rights and remedies existing in its favor, the Company may apply to the court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof. If, at the time of enforcement of this paragraph 7, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. Executive agrees that the restrictions contained in paragraph 7 are reasonable.

8. Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by, and construed in accordance with, the laws of the State of Idaho, without giving effect to any choice of law or conflict of law rules or provisions that could cause the applications of the laws of any jurisdiction other than the State of Idaho.

9. Mitigation. Executive shall not be required to mitigate Executive's damages by seeking other employment or otherwise.

10. Litigation Expenses. The Company shall pay to Executive all out-of-pocket expenses, including attorney's fees, incurred by Executive in the event Executive successfully enforces any provision of this letter agreement in any action, arbitration or lawsuit.

11. Indemnification. The Company will indemnify and hold harmless Executive from and against any and all costs, liability and expenses from any claim by any person with respect to, or in any way related to, Executive's employment with the Company as contemplated by this letter agreement (including reasonable attorney's fees) (collectively, "Claims") resulting from any act or omission of Executive that relate to Executive's employment with the Company, to the maximum extent permitted by law other than for Claims which shall be proven to be the result of gross negligence, bad faith or willful misconduct by Executive. Notwithstanding this Agreement or any termination of his employment by the Company pursuant to this Agreement or otherwise, the Executive shall be entitled to coverage under the directors' and officers' liability coverage maintained by the Company, as in effect from time to time, to the same extent as other officers and directors of the Company.

12. Representation by Executive. Executive represents and warrants to the Company that he is not a party to any agreement containing a noncompetition provision or other restriction with respect to (i) the nature of any services or business which he is entitled to perform or conduct for the Company under this letter agreement, or (ii)

the disclosure or use of any information which directly or indirectly relates to the nature of the business of the Company or the services to be rendered by Executive under this letter agreement.

13. Amendment or Termination. This letter agreement may be amended at any time by written agreement between the Company and Executive.

14. Counterparts. This letter agreement may be executed in one or more counterparts, all of which together shall constitute but one Agreement.

15. No Waiver. No failure or delay on the part of the Company or Executive in enforcing or exercising any right or remedy hereunder shall operate as a waiver thereof.

16. Severability. If any provision or clause of this letter agreement, or portion thereof shall be held by any court or other tribunal of competent jurisdiction to be illegal, invalid, or unenforceable in such jurisdiction, the remainder of such provision shall not be thereby affected and shall be given full effect, without regard to the invalid portion. It is the intention of the parties that, if any court construes any provision or clause of this letter agreement, or any portion thereof, to be illegal, void or unenforceable because of the duration of such provision or the area matter covered thereby, such court shall reduce the duration, area, or matter of such provision, and, in its reduced form, such provision shall then be enforceable and shall be enforced.

IN WITNESS WHEREOF, the parties hereto have executed this letter agreement as of the date first written above.

MCMS, INC.

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Name:
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Richard Rowe